May 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Office of Trade & Services

Re: IDW Media Holdings, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 5, 2021

File No. 333-249511

Dear Ms. Wirth:

IDW Media Holdings, Inc., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 4 (the “Amendment”) to its Registration Statement on Form S-1 filed October 16, 2020 (as amended, the “Registration Statement”).

We are writing to respond to the comments raised in your letter to the Company dated April 14, 2021. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). References to page numbers in our responses are to page numbers in the amended Registration Statement or the Prospectus that forms a part thereof. Capitalized terms defined in the Registration Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1 filed April 5, 2021 General

1.	Please revise on the prospectus cover page, and elsewhere throughout the filing as appropriate, to disclose the beneficial ownership and voting power held by the Class C holders after the offering. Please also disclose in an appropriate place in your prospectus that future issuances of Class C shares may be dilutive to Class B holders.

Response: We have revised the prospectus cover page to indicate that the beneficial ownership and voting power held by the Class C holders will not be impacted by the offering. Corresponding disclosure was already contained in the Risk Factor entitled “Eight trusts for the benefit of sons and daughters of Howard S. Jonas, our Chairman of the Board of Directors, hold shares that, in the aggregate, represent more than a majority of the combined voting power of our outstanding capital stock, which may limit the ability of other stockholders to affect our management” on page 13 of the Prospectus. There is also disclosure in the section entitled “Description of our Capital Stock” on page 51 of the Prospectus that, to the extent issued and outstanding shares of Class C common stock are converted to Class B common stock or in the event shares of Class C common stock are issued in the future and subsequently converted to Class B common stock, holders of our Class B common stock may suffer dilution.

Securities and Exchange Commission

May 11, 2021

In addition, in response to your verbal request for additional disclosure in the risk factors in connection with the Company’s expired agreement with Diamond Comic Distributors, Inc. (Diamond), we have revised the disclosure contained in the Risk Factor entitled “The loss of one of the two main distributors IDWP depends on for its publications could have a material adverse effect on IDWP’s business, prospects and financial condition and the agreement with one of the two primary distributors has expired” on page 5 of the Prospectus. The Company believes that it has viable alternatives in the event Diamond does not continue as the Company’s direct market comic distributor, and therefore, the risk is sufficiently disclosed.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the Staff.

* * *

Sincerely,

/s/ Ezra Y. Rosensaft
Ezra Y. Rosensaft
Chief Executive Officer

cc:	Theresa Brilliant
Rufus Decker
Erin Jackson
Dov Schwell, Esq.